Exhibit 99.3
Please mark your votes as indicated in this example RESOLUTION FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN 1. The resolution as set out in paragraph 1 of the Notice of Annual General Meeting regarding the Company’s repurchase of its own shares. 4. The resolution as set out in paragraph 4 of the Notice of Annual General Meeting regarding the adoption of an Amended and Restated Memorandum and Articles of Association. 2. The resolution as set out in paragraph 2 of the Notice of Annual General Meeting regarding the amendment of the Company’s articles of association. 5. The resolution as set out in paragraph 5 of the Notice of Annual General Meeting regarding the amendment of the Company’s 2000 Option Plan. 3. The resolution as set out in paragraph 3 of the Notice of Annual General Meeting regarding the change of the Company’s name. 6. The resolution as set out in paragraph 6 of the Notice of Annual General Meeting regarding the adoption of the Company’s 2008 Share Incentive Plan. SEE REVERSE Mark Here for Address Change or Comments Signature Signature Date NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. FOLD AND DETACH HERE WO 36850

BAIDU.COM, INC. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. New York City time on December 8, 2008) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Baidu.com, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on November 13, 2008 at the Annual General Meeting of the Shareholders of Baidu.com, Inc. to be held at 12/F, Ideal International Plaza, No. 58 West North 4th Ring, Beijing 100080, People’s Republic of China at 11:00 a.m. local time, on December 16, 2008. NOTE: Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understoodthat, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be givento a person designated by the Company. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed theDepositary to give a discretionary proxy to a person designated by the Company. (Mark the corresponding box on the reverse side) (Continued and to be marked, dated and signed, on the other side) BNY SHAREHOLDER SERVICES Address Change/Comments PO BOX 3549 S HACKENSACK NJ 076069249 FOLD AND DETACH HERE WO 36850